UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Ashland Global Holdings Inc.

DELAWARE (State or other jurisdiction of incorporation or organization)	333-211719 (Commission File Number)	81-2587835 (IRS Employer Identification No.)

50 E. RiverCenter Boulevard Covington, KY 41011 (Address of principal executive offices)

Peter J. Ganz

(859-815-3333)

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

ITEM 1.01 – Conflicts Minerals Disclosure and Report

This Form SD of Ashland Global Holdings Inc. (the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 through December 31, 2018.

The brief description of the Company’s reasonable country of origin inquiry (“RCOI”) process, the results of its inquiry, and the determination it reached as a result of its RCOI process are included in the Company’s Conflict Minerals Report attached as an exhibit to this Form SD.

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD, and is publicly available at http://investor.ashland.com/sec.cfm. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

ITEM 1.02 – Exhibit

A copy of the Company’s Conflict Minerals Report as required by Item 1.01 is filed as Exhibit 1.01 hereto.

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description of Exhibit

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ASHLAND GLOBAL HOLDINGS INC.
(Registrant)

May 30, 2019	/s/ Peter J. Ganz
Peter J. Ganz
Senior Vice President, General Counsel,
and Secretary